UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/22___ AND ENDING ___12/31/22___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __M.D. Sass Securities, L.L.C_____

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__55 W. 46th Street, 28th Floor_____
                                        (No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sam Friedman	212-730-2000	sfriedman@mdsass.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Berdon LLP_____
                        (Name – if individual, state last, first, and middle name)

100 Jericho Quadrangle	Jericho	NY	11753
(Address)	(City)	(State)	(Zip Code)

08/27/2004	1506
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Sam Friedman _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of M.D. Sass Securities, L.L.C _____, as of 12/31 _____, 2 2 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _____

Title: _____

FINOP

BOBBY LIU
NOTARY PUBLIC-STATE OF NEW YORK
No. 02LI6106231
Qualified in New York County
My Commission Expires April 22, 2024

Notary Public _____

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

M.D. SASS SECURITIES, L.L.C.

**FINANCIAL STATEMENTS AND SUPPLEMENTARY
SCHEDULE PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934**

DECEMBER 31, 2022

**(THIS REPORT IS DEEMED CONFIDENTIAL IN
ACCORDANCE WITH RULE 17a-5(e)(3) UNDER THE
SECURITIES EXCHANGE ACT OF 1934)**

**A STATEMENT OF FINANCIAL CONDITION
BOUND SEPARATELY HAS BEEN FILED WITH
THE SECURITIES AND EXCHANGE COMMISSION
SIMULTANEOUSLY HEREWITH AS A PUBLIC
DOCUMENT**

M.D. SASS SECURITIES, L.L.C.

INDEX
DECEMBER 31, 2022

BERDON

BERDON LLP   360 Madison Avenue, New York, NY 10017·212.832.0400

100 Jericho Quadrangle·Suite 342, Jericho, NY 11753·516.931.3100

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
  M.D. Sass Securities, L.L.C.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of M.D. Sass Securities, L.L.C. (the "Company") as of December 31, 2022, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB"), and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedules 1, 2, and 3 (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.l7a-5. In our opinion, the supplementary information contained in Schedules 1, 2, and 3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Berdon LLP

Certified Public Accountants

We have served as the Company's auditors since 2006.

Jericho, New York
March 22, 2023

M.D. SASS SECURITIES, L.L.C.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Cash and cash equivalents	$	252,981
Receivable from affiliate		121,376
Commission receivable		142,463
Other assets		1,290
TOTAL ASSETS	$	518,110

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	174,977
MEMBERS' EQUITY		343,133
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	518,110

The accompanying notes to financial statements are an integral part of this statement.

M.D. SASS SECURITIES, L.L.C.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2022

REVENUES:		
Service agreement income	$	160,982
Distribution fees		639,996
		800,978
EXPENSES:		
Commissions		493,239
Professional fees		60,943
Employee compensation and benefits		63,637
Registration, filing and other fees		22,176
General and administrative		5,169
		645,164
NET INCOME	$	155,814

The accompanying notes to financial statements are an integral part of this statement.

M.D. SASS SECURITIES, L.L.C.

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

BALANCE - JANUARY 1, 2022	$	137,319
Capital Contributions		50,000
Net Income		155,814
BALANCE - DECEMBER 31, 2022	$	343,133

The accompanying notes to financial statements are an integral part of this statement.

M.D. SASS SECURITIES, L.L.C.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$	155,814
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) Decrease in operating assets:		
Receivable from affiliate		(73,105)
Commission receivable		577,210
Other assets		10,491
(Decrease) in operating liabilities:		
Accounts payable and accrued expenses		(560,110)
Total adjustments		(45,514)
NET CASH PROVIDED BY OPERATING ACTIVITIES		110,300
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		50,000
NET CASH FROM FINANCING ACTIVITIES		50,000
NET INCREASE IN CASH AND CASH EQUIVALENTS		160,300
CASH AND CASH EQUIVALENTS BEGINNING OF YEAR		92,681
CASH AND CASH EQUIVALENTS END OF YEAR	$	252,981

The accompanying notes to financial statements are an integral part of this statement.

M.D. SASS SECURITIES, L.L.C.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT
      ACCOUNTING POLICIES

M.D. Sass Securities, L.L.C. (the "Company"), a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"), was formed on September 23, 2005 primarily to act as a placement agent for various pooled onshore and offshore investment vehicles including hedge funds, private equity funds, commodity funds and fund of funds. The Company acts solely on an agency basis.

The Company is a Delaware limited liability company, taxed as a partnership and governed under a limited liability company agreement (the "Agreement"). The Agreement provides for the member's ownership, liabilities of the member, transfers of interest, capital contributions, distribution to the member and profit or loss allocations. The Company is scheduled to terminate on December 31, 2040 or shall be dissolved upon the occurrence of an event as set forth in the Agreement.

The liability of the member shall be limited to the amount of capital contributions which such member is required to make pursuant to the provisions of the Agreement and the member shall have no further liability to contribute money to the Company for, or in respect of, the liabilities or obligations of the Company, and shall not be personally liable for any obligations of the Company.

(a)   Service agreement income

The Company entered into a service agreement dated January 31, 2007 with M.D. Sass Investors Services, Inc. ("Investors"), a related party registered as an investment advisor under Section 203 of the Investment Advisors Act of 1940. The Company provides broker services of marketing interests in investment funds advised by Investors ("Brokerage Services"), for which Investors and certain affiliates and former affiliates of Investors act as General Manager, Managing Member and Investment Advisor, in exchange for services and personnel to be provided by Investors ("Affiliated Services"). The service agreement calls for the Company to be compensated by Investors at an amount equal to 100.5% of all expenses incurred providing these Brokerage Services. All of the Company's expenses are primarily paid by Investors and allocated to the Company.

The Company entered into a service agreement dated January 1, 2014 with Taurus Funds Management ("Taurus"), an affiliated entity, to cover expenses for Brokerage Services and administrative expenses.   Taurus has agreed to pay the Company $20,000 per annum which cannot terminate except as of December 31st of any calendar year subject to the terms of the agreement. The Company believes its performance obligation is satisfied when (i) the salesmen have procured a signed subscription agreement as such is fulfilled at the date of signing and (ii) other services are provided to the Company.

(b)   Distribution fees

The Company earns distribution fees for marketing and promoting investment funds of registered investment advisors affiliated or formerly affiliated with the Company to institutional clients. Generally, in consideration for these services the Company receives varying percentages of committed capital associated with such institutional clients' investment.

In some cases, the Company will earn the distribution fee on committed and funded capital, payable within a certain period of each drawdown of capital with respect to such commitment. The Company believes its performance obligation is the fulfillment of the subscription agreement by the institutional clients and if such is fulfilled at signing.

(c)   Commission Expense

The Company employs individuals to broker investments in pooled investment vehicles. These brokers receive commissions based on varying percentages of eligible revenue (defined as management (base) and incentive (performance) fees or committed capital) related to investments in these pooled investment vehicles.

(d)   Cash and Cash Equivalents

Cash equivalents are defined as short-term, highly liquid money market funds with original maturities of less than 90 days. At December 31, 2022, substantially all of the cash and cash equivalents were held at one major financial institution.

(e)   Income Tax

The Company is generally not taxed on its income or loss; as such taxes are the responsibility of the member.

Generally accepted accounting principles (GAAP) require evaluation of the tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not sustainable upon examination by the applicable taxing authorities, based on the technical merits of the tax position, and then recognizing the tax benefit that is more likely than not realizable. Tax positions not deemed to meet the more likely than not threshold would be recorded as a tax expense in the current reporting period. Management believes any such positions would be immaterial to the overall financial statements.

The Company's federal and state income tax returns for the years after 2018 remain subject to examination by the taxing authorities.

(f)   Leases

The Company elected the package of practical expedients permitted in ASC Topic 842, "Leases." Accordingly, the Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lease is reasonably certain to exercise. The Company elected to recognize short-term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred. Investors provides office space and equipment to the Company under the service agreement (notes 1(a) and 3). The amount of rent charged is determined monthly, based on time incurred by the employees. The Company's lease obligations are deemed to be short-term and variable.

(g)   Use of Accounting Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - REGULATORY REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act ("SEA") of 1934 ("the Rule") and has elected to compute its net capital under the Basic Method of the Rule. The Rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 subject to a minimum net capital requirement of $5,000. At December 31, 2022, the Company had a net capital of $204,471 which was $192,806 in excess of its required net capital. The Company's net capital ratio was 86%.

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3. The Company files its exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for referring securities transactions to other broker-dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b) (2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

NOTE 3 - RELATED PARTY TRANSACTIONS

Investors, a related party through common ownership, is a registered investment advisor (see note 1(a)). Included in service agreement income in the statement of operations is $140,982 attributable to Brokerage Services provided to Investors by the Company. Substantially all expenses shown on the statement of operations have been allocated to the Company from Investors in accordance with a services agreement. This agreement provides that Investors will provide various services and the use of equipment and in return the Company will provide Brokerage Services referred to above.

At December 31, 2022, included in the statement of financial condition is a net receivable of $121,376 due from Investors related to these relationships.

Additionally, as described in note 1(b), distribution fees are earned from affiliated investment advisors. Included in the statement of operations is $78,668 attributable to these relationships.

NOTE 4 - CONTINGENCIES

The Company was subject to a FINRA dispute resolution arbitration with an investor in funds managed by affiliates of the Company whereby the investor made a claim of approximately $346,000 plus other costs against the Company regarding, among other things, the suitability of such funds.   On August 27, 2015, the Panel granted the Company's Motion to Dismiss in part with respect to all claims except claims related to one fund pursuant to FINRA Rule 12206. The Panel granted leave for the investor to refile claims relating to the specific fund but currently has not refiled claims.

NOTE 5 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events after December 31, 2022 through March 22, 2023, the date that the financial statements were available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2022.

SUPPLEMENTARY FINANCIAL INFORMATION

M.D. SASS SECURITIES, L.L.C.

**COMPUTATION OF NET CAPITAL FOR BROKERS AND
DEALERS PURSUANT TO RULE 15c3-1 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2022**

SCHEDULE 1

Total ownership equity per statement of financial condition	$	343,133
Total non-allowable assets from statement of financial condition		138,662
Net capital	$	204,471

COMPUTATION OF NET CAPITAL REQUIREMENT:

Minimum net capital required (6-2/3% of aggregate indebtedness)	$	11,665
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	11,665
Excess net capital	$	192,806
Total aggregate indebtedness	$	174,977
Ratio of aggregate indebtedness to net capital		86%

There are no material differences between the preceding computation and the Company's corresponding amended unaudited part II of form X-17A-5 as of December 31, 2022 filed on March 22, 2023.

**COMPUTATION FOR DETERMINATION OF THE RESERVE
REQUIREMENTS UNDER EXHIBIT A OF § 240.15c3-3 OF THE
SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2022**

SCHEDULE 2

The Company is exempt from Computation for Determination of the Reserve Requirements Under Exhibit A of §240.15c3-3 of the Securities Exchange act of 1934 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for referring securities transactions to other broker-dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

M.D. SASS SECURITIES, L.L.C.

**INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS UNDER § 240.15c3-3 OF THE
SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2022**

SCHEDULE 3

The Company is exempt from Information Relating to Possession or Control Requirements Under Exhibit §240.15c3-3 of the Securities Exchange act of 1934 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for referring securities transactions to other broker-dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.